December 30, 2024

Aviram Lahav
Chief Financial Officer
ICL Group Ltd.
Millennium Tower, 23 Aranha Street
Tel Aviv , 61202 Israel

       Re: ICL Group Ltd.
           Form 20-F filed March 14, 2024
           File No. 1-13742
Dear Aviram Lahav:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services